MardiLyn Saathoff
Chief Governance Officer and
     Corporate Secretary
Tel: 503.220.2410
Fax:503.721.2451
Toll Free: 1.800.422.4012
e-mail: mys@nwnatural.com

August 21, 2012

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:        Northwest Natural Gas Company (NW Natural)
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-15973

Dear Mr. Thompson:

Pursuant to our conversation on August 17, 2012, I am confirming NW Natural’s request for, and your agreement to, an extension of time to respond to your comments in the above referenced matter.  As we discussed, we intend to submit our response on or before September 13, 2012.

Thank you for your consideration in this matter and please feel free to call me at the above number if you have any questions.

Very truly yours,

/s/ MardiLyn Saathoff
                       MardiLyn Saathoff

cc:	Gregg S. Kantor
David H. Anderson
Stephen P. Feltz